Exhibit 99.1

Subsea 7 awarded contract in the North Sea

Luxembourg – December 22, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a SURF contract valued at approximately $185 million from Elf Exploration UK Limited on the West Franklin Field in the Central Graben area of the North Sea.

The contract scope includes engineering, procurement, fabrication, installation and commissioning of the Sealines Package associated with the West Franklin Phase 2 Development. The Sealine Package consists of a 6.2km pipeline bundle incorporating two insulated pipe-in-pipe production pipelines to connect the new West Franklin A and Elgin B platforms, and represents the largest diameter bundle produced and installed to date. A 6.6km umbilical will be laid and trenched adjacent to the bundle.

Engineering and project management will commence later this year, with offshore operations due to commence in summer 2013.

Steph McNeill, Subsea 7's Vice President, UK said: "We are extremely pleased to be awarded this major award, which represents Subsea 7’s expertise in delivering pipeline bundle technology. The product allows efficiencies to be generated by neatly incorporating all the structures, valve work, pipelines and control systems necessary to operate a field in one single product, thus enabling us to effectively manage the challenges of the development, including significant temperatures.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.